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                               May 24, 2024

       Thomas James Segrave, Jr.
       Chief Executive Officer and Chairman
       flyExclusive, Inc.
       2860 Jetport Road
       Kinston, NC 28504

                                                        Re: flyExclusive, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed May 10, 2024
                                                            File No. 333-276627

       Dear Thomas James Segrave:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 15, 2024 letter.

       Amendment No. 1 to Form S-1 filed May 10, 2024

       Cover Page

   1. We note your response to our prior comment 1 and your disclosure stating that "Segrave
                                                        Jr. acquired the LGM
Common Units for a nominal per Unit price." Please revise your disclosure throughout
your prospectus to specify the price Segrave Jr. paid for such shares. In this regard,
we note Segrave Jr. holds a significant number of shares as your disclosure on page 31
indicates that the shares being offered for resale that are beneficially owned by Segrave Jr.
represent 70.8% of your total shares of Class A Common Stock outstanding.
   2. Please revise to clarify whether the shares offered by the selling stockholders include shares that were
transferred pursuant to the non-redemption agreement. If so, please disclose the price paid
by the investors party to the non-redemption agreement. In
                                                        addition, please revise
the selling shareholder section accordingly.
 Thomas James Segrave, Jr.
flyExclusive, Inc.
May 24, 2024
Page 2
Risk Factors
Risks Relating to Our Organization and Structure
We identified material weaknesses in our internal control over financial reporting, and we may identify additional material weaknesses..., page 27

3. We note your response to our prior comment 5. We also note that you did not timely file a Form 10-Q for the quarter ended March 31, 2024. Update and revise your risk factor to state that you did not timely file the report.
       Please contact Anuja Majmudar at 202-551-3844 or Daniel Morris at 202-551-3314 with any other questions.



                                                           Sincerely,
FirstName LastNameThomas James Segrave, Jr.
                                                           Division of
Corporation Finance
Comapany NameflyExclusive, Inc.
                                                           Office of Energy &
Transportation
May 24, 2024 Page 2
cc:       Donald R. Reynolds
FirstName LastName